UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

NANOSPHERE, INC.
(Name of Subject Company)

Nanosphere, Inc.
(Names of Persons Filing Statement)

Common Stock
(Title of Class of Securities)
63009F204
(CUSIP Number of Class of Securities)
Michael K. McGarrity, President and Chief Executive Officer
Nanosphere, Inc.
4088 Commercial Avenue
Northbrook, Illinois 60062
(847) 400-9000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With a copy to:
Blake Hornick
Seyfarth Shaw LLP
620 Eighth Avenue
New York, New York 10018
(212) 218-3338

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2016 and amended on June 3, 2016 and June 10, 2016 (as amended, the “Schedule 14D-9”), relating to the tender offer by Commodore Acquisition, Inc., a Delaware corporation, a wholly-owned subsidiary of Luminex Corporation, a Delaware corporation (“Luminex”), to purchase all shares of common stock of Nanosphere, Inc., a Delaware corporation (the “Company”), par value $0.01 per share (each, a “Share”), other than the Shares owned by Luminex or its affiliates, that are issued and outstanding, at a price of $1.70 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes (as it may be amended or supplemented from time to time, the “Offer to Purchase”), pursuant to the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), in each case filed by the Purchaser or Luminex with the SEC on June 2, 2016.
This Amendment No. 3 should be read together with the Schedule 14D-9 as filed with the SEC on June 2, 2016, Amendment No. 1 to the Schedule 14D-9 as filed with the SEC on June 3, 2016 and Amendment No. 2 to the Schedule 14D-9 as filed with the SEC on June 10, 2016, and is being filed to amend and supplement the Schedule 14D-9 as reflected below. Revised disclosure has been underlined for convenience of reference.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end thereof:
“On June 9, 2016, Luminex filed a Premerger Notification and Report Form under the HSR Act, and on June 13, 2016, the Company submitted a responsive Notification and Report Form under the HSR Act. Accordingly, at 11:59 PM on June 24, 2016, the waiting period under the HSR Act applicable to Luminex’s purchase of Shares in the Offer expired, and the Regulatory Condition has been satisfied. The Offer continues to be subject to the other conditions set forth in Section 13- “Conditions of the Offer” of the Offer to Purchase.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
NANOSPHERE, INC.
(Registrant)
By: /s/ Michael McGarrity
Name: Michael McGarrity
Title: President and Chief Executive Officer

Date: June 27, 2016